Mail Stop 3561

February 12, 2009

Irwin J. Kirz, President
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

> **Re: American Smooth Wave Ventures, Inc.**
> **Amended Registration Statement on Form S-1/A3**
> **Filed February 12, 2009**
> **File No. 333-152849**

Dear Mr. Kirz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your response to comment 1 from our letter dated November 26, 2008. As previously requested, please identify Orion Investment, Inc. as a selling shareholder of CFO Consultants, Matches, Inc and Western Lucrative, Inc. rather than just as a shareholder. Also, please confirm whether Orion Investment, Inc., or its shareholders have been involved in the formation or principal ownership of any other public companies or companies seeking to go public and if so, please disclose which, if any, of these companies have had limited business plans, have generated no or minimal revenues, have filed untimely reports, are delinquent in their reporting obligations, have had their registration revoked, or are or were previously classified as shell companies.

List of Selling Shareholders, page 15

2.   You disclose that Matches, Inc. has filed a post-effective amendment, but that
        does not appear to be the case. Please advise or revise your disclosure
        accordingly.

3.   We note your response to comment 5 from our letter dated November 26, 2009.
        As previously requested, please disclose the maximum amount that Orion
        Investments, Inc. has owned in Matches, Inc., CFO Consultants, Inc and Western
        Lucrative, Inc. and the effective date, if applicable, of each of these entities
        registration statements.

4.   We note your response to comment 4 from our letter dated November 26, 2009.
        Please expand your disclosure that Mr. Kirz has done small business projects for
        Mr. Dempsey Mork to discuss the material aspects of this relationship.

Financial Statements, F-1

5.   Please disclose your fiscal year end date. If your fiscal year end date is December
        31, please revise your registration statement to include audited financial
        statements for the fiscal year ended 2008 and update the remainder of your filing
        as appropriate. Please see Rule 8-08 of Regulation S-X.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at
(202) 551-3720 with any questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Harold Gewerter, Esq
        Via facsimile